Cameron Taylor

Stem Cell Biologist and Protein Engineer

Work experience

Entelexo Biotherapeutics, Inc – CTO, Secretary

April 2020 - Present

Invitrx Therapeutics – Research & Development Supervisor; R&D Scientist

Oct 2018 – April 2020

St. Francis Hospital – Patient Information Representative

June 2014 – June 2018